FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 15, 2010 of Diana Shipping Inc. (the "Company") announcing its financial results for the third quarter and nine months ended September 30, 2010.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the "Commission") with an effective date of April 24, 2008, and the Company's registration statement on Form F-3 ASR (File no. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC. (registrant)
Dated: November 17, 2010	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer & Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2010

ATHENS, GREECE, November 15, 2010 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $33.8 million for the third quarter of 2010 compared to net income of $28.7 million reported in the third quarter of 2009.

Voyage and time charter revenues were $71.6 million for the third quarter of 2010, compared to $58.2 million for the same period of 2009, mainly due to the addition to the Company's fleet of the vessels m/v Houston, acquired in October 2009, m/v Melite, delivered in January 2010, m/v New York, delivered in March 2010 and the participation of the Company in Diana Containerships Inc., a majority-owned subsidiary.

Net income to Diana Shipping Inc., for the nine months ended September 30, 2010 amounted to $96.5 million, compared to net income of $93.9 million for the same period of 2009. Voyage and time charter revenues were $202.5 million for the nine months ended September 30, 2010, compared to $180.7 million for the same period of 2009.

Fleet Employment Profile (As of November 12, 2010) ‡
Currently Diana's fleet is employed as follows:

Vessel		Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT DWT

Panamax Vessels

CORONIS		C	$24,000	5.00%	Siba Ships Asia Pte. Ltd.	6-Apr-10	6-Mar-12 - 21-Jun-12	1
2006	74,381

ERATO		C	$20,500	5.00%	C Transport Panamax Ltd., Isle of Man	4-Mar-10	4-Dec-11 - 4-Mar-12
2004	74,444

NAIAS		B	$19,750	5.00%	J. Aron & Company, New York	24-Sep-10	24-Aug-12 - 24-Oct-12
2006	73,546

CLIO		B	$25,000	5.00%	Daelim Corporation, Seoul	8-May-10	8-Apr-12 - 8-Jun-12
2005	73,691

CALIPSO		B	$23,000	5.00%	Cargill International S.A., Geneva	4-Sep-10	20-Jul-11 - 19-Oct-11
2005	73,691

PROTEFS		B	$59,000	5.00%	Hanjin Shipping Co. Ltd., Seoul	18-Sep-08	18-Aug-11 - 18-Nov-11
2004	73,630

THETIS		B	$23,000	5.00%	Glencore Grain BV, Rotterdam	6-Mar-10	6-Feb-11 - 21-Apr-11
2004	73,583

DIONE		A	$20,500	5.00%	Louis Dreyfus Commodities S.A., Geneva	26-Sep-10	26-Jul-12 - 26-Nov-12
2001	75,172

DANAE		A	$12,000	5.00%	Augustea Oceanbulk Maritime Limitada, Madeira	7-Apr-09	23-Jan-11 - 22-Apr-11	2
2001	75,106

OCEANIS		A	$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart), Beijing	17-Sep-10	17-Aug-12 - 1-Nov-12
2001	75,211

TRITON		A	$17,000	5.00%	Intermare Transport GmbH, Hamburg, Germany	10-Oct-09	17-Nov-10	3
2001	75,336		$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	8-Dec-10	8-Nov-13 - 8-Feb-14	4,5

ALCYON		A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	21-Nov-12 - 21-Feb-13
2001	75,247

NIREFS		A	$21,000	5.00%	Louis Dreyfus Commodities Suisse S.A.	12-Feb-10	29-Dec-11 - 27-Mar-12
2001	75,311

MELITE			$24,250	5.00%	J. Aron & Company, New York	29-Jan-10	29-Dec-10 - 28-Feb-11
2004	76,436

Post-Panamax Vessels

EAST SUNRISE 88			$20,250	5.00%	Cargill International S.A., Geneva	30-Nov-10	15-Oct-12 - 14-Jan-13	6
(tbr ALCMENE)
2010	93,193

Capesize Vessels

NORFOLK			$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13 - 12-Mar-13
2002	164,218

ALIKI			$45,000	4.75%	Cargill International S.A., Geneva	1-May-09	1-Mar-11 - 1-Jun-11
2005	180,235

SALT LAKE CITY			$55,800	5.00%	Refined Success Limited	28-Sep-07	28-Aug-12 - 28-Oct-12	7
2005	171,810

SIDERIS GS		D	$36,000	5.00%	BHP Billiton Marketing AG	30-Nov-09	16-Oct-10
2006	174,186		$30,500			16-Oct-10	16-Feb-13 - 16-Jun-13

SEMIRIO		D	$31,000	5.00%	BHP Billiton Marketing AG	15-Jun-09	30-Apr-11 - 30-Jul-11	8
2007	174,261

BOSTON		D	$52,000	5.00%	BHP Billiton Marketing AG	13-Nov-07	28-Sep-11 - 28-Dec-11	9
2007	177,828

HOUSTON		D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	10
2009	177,729

NEW YORK		D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
2010	177,773

Vessels Under Construction

H1234		E	N/A	N/A	N/A	N/A	N/A	11
2012	206,000

H1235		E	N/A	N/A	N/A	N/A	N/A	11
2012	206,000

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1	Vessel is currently off-hire for drydocking.
2	Augustea Oceanbulk Maritime Limitada, Madeira is a guaranteed nominee of Augustea Atlantica Srl, Naples.
3	Estimated date of redelivery based on the latest information received by the charterers. Vessel to be placed off-hire for drydocking for approximately 20 days thereafter.
4	Estimated date of delivery to the charterer.
5	Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited.
6	Expected date of delivery at the end of November 2010 is based on the latest information received by the sellers.
7	Vessel was off-hire for drydocking from July 17, 2010 to July 29, 2010.
8
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on June 15, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

9
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

10	Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Shipping Group Co.
11	Year of delivery and dwt are based on shipbuilding contracts.

‡	Fleet employment data excludes employment information with respect to vessels owned by Diana Containerships Inc., a majority-owned subsidiary.

Summary of Selected Financial & Other Data
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$71,607	$58,223	$202,472	$180,702
Voyage expenses	3,335	2,778	8,878	9,069
Vessel operating expenses	13,117	10,310	37,658	30,059
Net income attributed to Diana Shipping Inc.	33,801	28,660	96,458	93,909
FLEET DATA
Average number of vessels	23.9	19.0	22.3	19.0
Number of vessels	24.0	19.0	24.0	19.0
Weighted average age of drybulk fleet (in years)	5.3	5.0	5.3	5.0
Weighted average age of containerships (in years)	0.3	-	0.3	-
Ownership days	2,200	1,748	6,097	5,187
Available days	2,161	1,713	6,010	5,132
Operating days	2,154	1,708	5,992	5,078
Fleet utilization	99.7%	99.7%	99.7%	98.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$31,593	$32,367	$32,212	$33,444
Daily vessel operating expenses (2)	$5,962	$5,898	$6,176	$5,795

__________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Monday, November 15, 2010.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 362 and Replay ID number 359234.

About the Company
Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2010	2009	2010	2009

REVENUES:
Voyage and time charter revenues	$71,607	$58,223	$202,472	$180,702

EXPENSES:
Voyage expenses	3,335	2,778	8,878	9,069
Vessel operating expenses	13,117	10,310	37,658	30,059
Depreciation and amortization of deferred charges	13,818	11,195	38,829	33,031
General and administrative expenses	6,346	4,402	18,210	12,683
Foreign currency losses / (gains)	(867)	(89)	(1,504)	(386)
Operating income	35,858	29,627	100,401	96,246

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,499)	(732)	(3,762)	(2,428)
Interest Income	221	277	702	711
Loss from derivative instruments	(802)	(512)	(1,785)	(620)
Total other income / (expenses), net	(2,080)	(967)	(4,845)	(2,337)

Net Income	$33,778	$28,660	$95,556	$93,909

Loss assumed by non-controlling interests	23	-	902	-

Net income attributed to Diana Shipping Inc.	33,801	28,660	96,458	93,909

Earnings per common share, basic	$0.42	$0.36	$1.20	$1.21

Earnings per common share, diluted	$0.42	$0.36	$1.19	$1.21

Weighted average number of common shares, basic	80,666,390	80,415,905	80,654,304	77,529,896

Weighted average number of common shares, diluted	80,768,569	80,517,771	80,748,633	77,615,311

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(in thousands of US Dollars)
	September 30, 2010	December 31, 2009
ASSETS

Cash and cash equivalents	$311,195	$282,438
Other current assets	18,034	14,718
Advances for vessels under construction and acquisitions and other vessel costs	35,309	29,630
Vessels' net book value	1,133,460	979,343
Other fixed assets, net	415	200
Other non-current assets	12,650	14,096
Total assets	$1,511,063	$1,320,425

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$29,574	$32,386
Long-term debt	337,269	276,081
Other non-current liabilities	8,366	12,633
Total stockholders' equity	1,135,854	999,325
Total liabilities and stockholders' equity	$1,511,063	$1,320,425

OTHER FINANCIAL DATA
	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$44,329	$41,954	$127,941	$111,430
Net Cash used in Investing Activities	(49,439)	(14,088)	(197,718)	(50,436)
Net Cash provided by Financing Activities	18,115	6,035	98,534	128,611